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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Investors Title Company
               ---------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)


                                    461804106
                -------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
                ------------------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 461804106

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Markel Corporation
     54-1959284

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3)   SEC Use Only . . . . . . . . . . . . . . . . . . . .
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4)   Citizenship or Place of Organization          Virginia Corporation

Number of Shares             (5)  Sole Voting Power                      213,300
Beneficially Owned
by Each Reporting            (6)  Shared Voting Power                        -0-
Person With
                             (7)  Sole Dispositive Power                 213,300

                             (8)  Shared Dispositive Power                27,450

9)   Aggregate Amount Beneficially Owned by Each Reporting Person        240,750

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)..................................

11) Percent of Class Represented by Amount in Row (9)               9.3%

12) Type of Reporting Person  (See Instructions)                 HC,  CO


Item 1 (a).       Name of Issuer:

                  Investors Title Company

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  121 N. Columbia Street
                  Chapel Hill, North Carolina   27514

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4521 Highwoods Parkway
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Virginia Corporation

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  461804106

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b)(1)(ii) (G). (Note: See
                  Item 7).

Item 4.           Ownership

                  (a)  Amount Beneficially Owned:                        240,750

                  (b)  Percent of Class:                                    9.3%


                  (c) Number of shares as to which such person has:
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                     (i)   sole power to vote or to direct the vote:     213,300

                    (ii)   shared power to vote or to direct the vote:         0

                   (iii)   sole power to dispose or to direct the
                           disposition of:                               213,300

                    (iv)   shared power to dispose or to direct the
                           disposition of:                                27,450

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.


                  Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company (each subsidiaries of Markel North America, Inc., itself a subsidiary of Markel Corporation) and certain other investors advised by Markel Gayner Asset Management Corporation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Investors Title Company. The interest of each of such persons relates to less than five percent of the Common Stock of Investors Title Company, except for Essex Insurance Company, a Delaware corporation and insurance company located at 4521 Highwoods Parkway, Glen Allen, Virginia 23060 which beneficially owns 152,600 shares or 5.9% of the Common Stock of Investors Title Company.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See Item 6 and attached Exhibit(s) A and B.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                Date:            February 14, 2001


                                Signature:       /s/ Alan I. Kirshner

                                Title:           Chairman


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                                                                       EXHIBIT A


                                  SCHEDULE 13G



Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation ("Markel Gayner"), 4521 Highwoods Parkway, Glen Allen, Virginia 23060, a Virginia corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 240,750 shares or 9.3% of the outstanding Common Stock of Investors Title Company (the "Company") as a result of acting as investment adviser to Essex Insurance Company, Markel American Insurance Company, Evanston Insurance Company and certain other investors.

Markel Gayner, Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company are subsidiaries of a holding company named Markel North America, Inc. ("MNA"), a Virginia corporation located at 4521 Highwoods Parkway, Glen Allen, Virginia 23060. MNA, through its control of Markel Gayner, Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company, is the beneficial owner of 240,750 shares or 9.3% of the outstanding common stock of the Company.

Markel Corporation, through its control of MNA and, in turn, Markel Gayner, Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company, has sole power to direct the voting and disposition of shares of Common Stock of the Company held by those entities. Markel Corporation, through its control of MNA and, in turn, Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of Common Stock of the Company held by certain other investors advised by Markel Gayner.




                                                                      EXHIBIT B


                             RULE 13d-1(k) AGREEMENT

The undersigned persons on this 14th day of February, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Investors Title Company.


                                    MARKEL CORPORATION

                                    By: /s/  Alan I. Kirshner
                                        ------------------------------------
                                    Title:  Chairman

                                    MARKEL NORTH AMERICA, INC.

                                    By: /s/  Alan I. Kirshner
                                        ------------------------------------
                                    Title:  Chairman

                                    ESSEX INSURANCE COMPANY

                                    By: /s/ Alan I. Kirshner
                                        ------------------------------------
                                    Title:  Chairman

                                    MARKEL GAYNER ASSET MANAGEMENT CORPORATION

                                    By:  /s/ Thomas S. Gayner
                                         -------------------------------------
                                    Title:   President